Item 77C Deutsche High Income Trust

Shareholder Meeting Results


A Special Meeting of Shareholders (the "Meeting") of Deutsche High Income Trust (the "Fund") was held on June 30, 2016. At the close of business on April 26, 2016, the record date for the determination of shareholders entitled to vote at the Meeting, there were issued and outstanding 15,106,855 shares of the Fund's beneficial interest, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities. At the Meeting, the holders of 7,298,236 shares of the Fund's beneficial interest were represented in person or by proxy, constituting a quorum. The following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1.	To approve converting the Fund from a closed-
end investment company to an open-end
investment company and authorizing certain related amendments to the Fund's Amended and Restated Agreement and Declaration of Trust.

Number of Votes

For
Against
Abstain
1,213,387
5,895,159
189,691

The conversion of the Fund to an open-end investment company required the affirmative vote of shareholders entitled to vote more than 50% of the 15,106,855 shares of the Fund's beneficial interest entitled to be cast on the matter (e.g., at least
7,553,428 shares).

As indicated above, the proposal to convert the Fund from a closed-end investment company to an open-end investment company was not approved.
Therefore, the Fund will continue to exist as a closed-end registered investment company in accordance with its stated investment objective and policies. As previously announced, the Board has approved the Fund's termination pursuant to which the Fund will make a liquidating distribution to shareholders no later than November 30, 2016.